Press Release from the Atlas Copco Group

F[redacted]rmation please contact:
Group Treasurer, Atlas Copco AB
83 or +46 (0)73 230 81 83
nvestor Relations
1 or +46 (0)70 518 8291

Atlas Copco carries out funding plan

Stockholm, Sweden, May 24, 2007: Atlas Copco has successfully completed a multi-currency bond issue program, which together with the recently decided distribution of capital of MSEK 27 315 to the shareholders will provide the Group with a more efficient capital structure.

Atlas Copco has priced a MSEK 2 000 3-year issue, a MSEK 3 000 5-year issue, a MEUR 600 7-year issue, and a MUSD 800 10-year issue. The mandated lead arrangers for the SEK bonds were Nordea and SEB, for the EUR bond Citi, Deutsche Bank and SEB, and for the USD bond Citi and Deutsche Bank.

"Our financial position is very strong after a number of years with improved profitability and the recent sale of our construction equipment rental business in North America," says Atlas Copco's Group Treasurer Ken Lagerborg. *"We're now adjusting our balance sheet to a more efficient structure. We are pleased with the strong reception from investors, which resulted in attractive funding levels."* Atlas Copco has not been active in the debt capital markets since 1999.

Following Atlas Copco's announcement of capital distribution to the shareholders and the Dynapac and ABAC acquisitions, both Moody's and Standard & Poor's affirmed Atlas Copco's A3 and A- ratings respectively.

At the end of the first quarter, Atlas Copco had a net cash position of BSEK 12.5. Following the distribution of capital and the payments for the Dynapac and ABAC acquisitions, the Group will have pro forma net indebtedness of approximately BSEK 22.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2006, Atlas Copco had 25 900 employees and revenues of BSEK 51 (BEUR 5.6). Learn more at www.atlascopco.com.

Press Release from the Atlas Copco Group

For further information please contact:
Hans Ola Meyer, Chief Financial Officer
+46 (0)8 743 8292 or +46 (0)70 588 8292
Mattias Olsson, Investor Relations
+46 (0)70 518 8291

Atlas Copco sells shares in RSC Holdings Inc.

Stockholm, Sweden, May 25, 2007: Atlas Copco has divested 1.21 million shares in connection with the initial public offering of common stock in RSC Holdings Inc. (RSC).

The divestment will result in a net capital gain of approximately MSEK 130. The divestment reduces Atlas Copco's holding in RSC to 11.96 million shares, or 11.6% of total shares.

On November 27, 2006, Atlas Copco divested a majority stake, 85.5%, of its construction equipment rental business in North America to affiliates of private equity firms Ripplewood Holdings L.L.C. and Oak Hill Capital Management, LLC.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2006, Atlas Copco had 25 900 employees and revenues of BSEK 51 (BEUR 5.6). Learn more at www.atlascopco.com.

END